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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

Rimfire Options Springfield Gold Project from Jaguar Minerals

PR08-08

Vancouver, BC – April 15, 2008:  Jason Weber, President and CEO of Rimfire Minerals Corporation (“Rimfire”) is pleased to announce the Company has reached an agreement with Jaguar Minerals Limited (“Jaguar” – ASX Code: JAG) to enter into an option/joint venture arrangement to explore Jaguar’s Springfield gold project in the Lachlan Fold Belt of New South Wales, Australia.  The Springfield gold project lies 12 km south-southeast of the historic mining town of Gulgong and 80 km to the northeast of Newcrest’s Cadia Valley porphyry copper-gold mining complex (28.5 Moz gold and 3.8Mt copper). Rimfire’s pursuit of the Springfield project was a result of its Lachlan Fold Belt studies (see News Release PR06-17, Oct. 3, 2006).

“We look forward to working with Jaguar Minerals in advancing the Springfield project,“ states Jason Weber.  “There are many reasons why we are excited to be exploring Springfield not the least of which is a very high ranking in the BWG Neural Network study.”

Highlights of the Springfield project include:

•

The Gulgong area has produced over 500,000 ounces of alluvial gold from 1872-1927; the source of rich placers have not been adequately explained by the bedrock mineralization found to date.

•

Gold mineralization found to date at Springfield is hosted in late Ordovician volcanic rocks which have been intruded by co-magmatic monzodiorite and monzonite to syenite intrusives, a setting that is permissive for copper-gold porphyry mineralization of the Cadia-Ridgeway type.

•

The property hosts the Springfield gold deposit where previous work (1989-1990) had defined a resource of 1.44 Mt at 1.43 g/t gold (60,000 oz) using a 0.5 g/t cut-off based on 63 shallow drill holes (total 1916 m).  The mineralized resource is hosted in altered syenite and was only delineated to a depth of 60 metres.  This resource is quoted for historical information and should not be treated as a current reserve or resource. The reader is cautioned that the resource estimate does not conform to National Instrument 43-101 requirements for reporting reserves and resources and has not been verified by the issuer's qualified person and should not be relied upon.

Initially, it has been agreed that Rimfire can earn a 51% interest in the Project by spending $1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing Rimfire to earn 100% of the project by spending $5 million in exploration on the Project. Upon definition of a JORC compliant gold resource of 500,000 oz Jaguar shall be issued 100,000 common shares of Rimfire Minerals Corporation (“RFM”). Upon definition of a JORC compliant gold resource of 1M oz Jaguar shall be issued 500,000 common shares of RFM. Should Rimfire receive cash and/or share payments as a result of a subsequent option/joint venture with a third party, Jaguar is entitled to 25% of the proceeds. Should Rimfire decide to sell outright its interest in the project prior to earning 100% of the project, Jaguar would receive 40% of all proceeds.  If Rimfire exercises the 100% option and decides to sell any interest, Jaguar would receive 15% of proceeds.

Lachlan Fold Belt Work Progress: During the past four months, Rimfire has made good progress on its Lachlan Fold Belt properties.  Surface exploration programs have been undertaken on five (Barmedman, Walmer, Mt. MacDonald, Goulburn and Gollan) of Rimfire’s nine wholly owned exploration licenses.  This work has included geological mapping, rock chip sampling, soil and silt geochemical surveys and Induced-Polarization geophysical surveys.  These exploration licenses were selected on the basis of the BWG Neural Network study which incorporated geological, geophysical (gravity, magnetic and radiometric), geochemical, lithological, structural, Landsat, topographical, and drilling databases. Results of this work are being compiled and evaluated in order to select targets for drilling later in 2008.

This news release has been reviewed by David Caulfield, P.Geo., a Qualified Person for the purpose of National Instrument 43-101.

About Rimfire

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and copper properties in western North America and Australia. Current and former partners include AngloGold Ashanti Limited, Barrick Gold Corporation, Newmont Mining Company, Inmet Mining Corporation, Northgate Minerals Corporation, Fronteer Development Group Inc., Rubicon Minerals Corporation, American Creek Resources Ltd., Island Arc Exploration Corporation, Jaguar Minerals Limited and BWG.

On behalf of Rimfire Minerals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

April 10, 2008

Item 3

Press Release:

Date

Place of Issue

April 15, 2008

Vancouver BC

Item 4

Summary of Material Change:

Jason Weber, President and CEO of Rimfire Minerals Corporation (“Rimfire”) is pleased to announce the Company has reached an agreement with Jaguar Minerals Limited (“Jaguar”) to enter into an option/joint venture arrangement to explore Jaguar’s Springfield gold project in the Lachlan Fold Belt of New South Wales, Australia.

Item 5

Full Description of Material Changes:

Jason Weber, President and CEO of Rimfire Minerals Corporation (“Rimfire”) is pleased to announce the Company has reached an agreement with Jaguar Minerals Limited (“Jaguar”) to enter into an option/joint venture arrangement to explore Jaguar’s Springfield gold project in the Lachlan Fold Belt of New South Wales, Australia. The Springfield gold project lies 12 km south-southeast of the historic mining town of Gulgong and 80 km to the northeast of Newcrest’s Cadia Valley porphyry copper-gold mining complex (28.5 Moz Au and 3.8Mt Cu). Rimfire’s pursuit of the Springfield project was a result of a very high ranking of the project area in a large regional Neural Network study conducted by BWG.

Initially, it has been agreed that Rimfire can earn a 51% interest in the Project by spending $1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing Rimfire to earn 100% of the project by spending $5 million in exploration on the Project. Upon definition of a JORC compliant gold resource of 500,000 oz Jaguar shall be issued 100,000 common shares of Rimfire Minerals Corporation (“RFM”). Upon definition of a JORC compliant gold resource of 1M oz Jaguar shall be issued 500,000 common shares of RFM. Should Rimfire receive cash and/or share payments as a result of a subsequent option/joint venture with a third party, Jaguar is entitled to 25% of the proceeds. Should Rimfire decide to sell outright its interest in the project prior to earning 100% of the project, Jaguar would receive 40% of all proceeds. If Rimfire exercises the 100% option and decides to sell any interest, Jaguar would receive 15% of proceeds.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

Jason S. Weber, President & CEO

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Email: jasonw@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 15th day of April 2008

RIMFIRE MINERALS CORPORATION

“Dorothy G. Miller”

Dorothy G. Miller, C.G.A.

 Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: April 15, 2008	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer